

October 26, 2011

Via E-mail
Mr. Carmen Joseph Carbona
Chief Executive Officer
Nova Mining Corporation
2903 ½ Frank Gay Road
Marcellus, New York
13108

>   **Re: Nova Mining Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **February 28, 2011**
>   **Filed June 29, 2011**
>   **File No. 000-52668**

Dear Mr. Carbona.:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 28, 2011

Item 9A. Controls and Procedures, page 24

1. We note that your management assessed the effectiveness of your internal control over financial reporting as of February 28, 2011. However, you have not concluded on the effectiveness of your internal control over financial reporting. Given that you have identified a material weakness in your internal control over financial reporting, it appears that your internal control over financial reporting was not effective. Please revise to state in unequivocal language whether your internal control over financial reporting was effective or ineffective. Please note that a similar comment was issued in our letter dated December 11, 2008 (i.e. prior comment three).

Evaluation of Disclosure Controls and Procedures, page 25

2. We note your conclusion on the effectiveness of your disclosure controls and procedures was *based upon and as of the date of that evaluation*. However, you did not mention the date of the evaluation in your disclosure. We note the similar issue in your disclosures in Form 10-Q for the quarterly period ended May 31, 2011 and August 31, 2011. Please revise to provide conclusions on the effectiveness of your disclosure controls and procedures as of the end of the period covered by each report. Refer to Item 307 of Regulation S-K. Please note that a similar comment was issued in our letter dated December 11, 2008 (i.e. prior comment two).

Changes in Internal Control Over Financial Reporting, page 25

3. We note your disclosure that there were no changes in your internal control over financial reporting subsequent to the date of evaluation. We note a similar issue in your Forms 10-Q for the Fiscal Quarters Ended May 31, 2011 and August 31, 2011. Please revise to specifically disclose any change in internal control over financial reporting that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. Please note that a similar comment was issued in our letter dated December 11, 2008 (i.e. prior comment four).

Form 10-Q for Fiscal Quarter Ended August 31, 2011

4. In future filings, including any amendments to this Form 10-Q, please indicate on the cover page by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Carmen Joseph Carbona
Nova Mining Corporation.
October 26, 2011
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining